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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                        FIRST COMMUNITY BANCSHARES, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $1.00 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   31983A 10 3
 ------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(c)


                                Page 1 of 6 Pages


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CUSIP NO.  31983A 10 3                                        Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The H.P. and Anne S. Hunnicutt Foundation
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [  ]
                                                                      (b)  [  ]

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         West Virginia

-------------------------------------------------------------------------------
5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         1,111,000

-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-

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7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER

         1,111,000

-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-

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CUSIP NO.  31983A 10 3                                        Page 3 of 6 Pages

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,111,000

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES   [  ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.28%

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12.      TYPE OF REPORTING PERSON

         OO


ITEM 1(a)   NAME OF ISSUER:

            First Community Bancshares, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Community Place
            Bluefield, VA 24605

ITEM 2(a)   NAME OF PERSON FILING:

            The H.P. and Anne S. Hunnicutt Foundation

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            P.O. Box 309
            Princeton, WV 24740

ITEM 2(c)   CITIZENSHIP:

            West Virginia

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $1.00 par value per share

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CUSIP NO.  31983A 10 3                                        Page 4 of 6 Pages

ITEM 2(e)   CUSIP NUMBER:

            31983A 10 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4.     OWNERSHIP.

            (a)  Amount beneficially owned:

                 1,111,000

            (b)  Percent of class: 11.28% (1)

            (c)  Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:   1,111,000

                 (ii)     Shared power to vote or to direct the vote:       -0-

                 (iii)    Sole power to dispose or to direct the
                             disposition of:                          1,111,000

                 (iv)     Shared power to dispose or to direct the
                          disposition of:                                   -0-
            ----------

            (1) Percentage of class based on 9,847,891 shares outstanding as of March 5, 2003.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

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CUSIP NO.  31983A 10 3                                        Page 5 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO.  31983A 10 3                                        Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 17, 2003                     H.P. and Anne S. Hunnicutt Foundation

                                   By: /s/ William P. Stafford, II
                                       -----------------------------------
                                       William P. Stafford, II
                                       Secretary